John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

March 26, 2021

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	YieldStreet Prism Fund Inc.

Registration Statement on Form N-2

(File Nos. 333-228959 and 811-23407)

Dear Mr. Bartz:

On behalf of YieldStreet Prism Fund Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 17, 2021 with respect to Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407), filed with the Commission on February 23, 2021 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Prospectus. Where revisions to the Prospectus are referenced in the below responses, such revisions have been reflected in Post-Effective Amendment No. 4 to the Registration Statement, filed concurrently herewith.

1.	Comment: Please confirm to the Staff that no more than 15% of the Company's total assets will be invested in either (i) direct investments in private funds that rely on Sections 3(c)(1) or 3(c)(7) under the Investment Company Act of 1940, as amended (the "1940 Act"), or (ii) participation interests issued by such private funds.

Response: The Company confirms that the Company's investments in private funds that rely on Sections 3(c)(1) or 3(c)(7) under the 1940 Act, or in participation interests issued by such private funds, will not exceed 15% of the Company's total assets.

Mr. Edward Bartz

March 26, 2021

2.	Comment: On the front cover of the Prospectus, please add a sentence stating that the Company expects that its credit investments will primarily consist of investments that would be considered below investment grade.

Response: The Company has revised the front cover of the Prospectus in response to the Staff’s comment.

3.	Comment: On the front cover of the Prospectus, please add a sentence in bold font stating that: "The Company's shares will not be listed on an exchange, and it is not anticipated that a secondary market will develop. Thus, an investment in the Company may not be suitable for investors who may need the money they invest in a specified timeframe."

Response: The Company has revised the front cover of the Prospectus in response to the Staff’s comment.

4.	Comment: Please revise the sections of the Prospectus that state that the Company will not cease its investment operations and liquidate its portfolio until four years following March 9, 2020, to read "until at least four years…".

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Comment: Please advise the Staff whether the Company expects to originate subprime loans. If so, please discuss the extent to which it intends to do so, and any unique risks.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to originate subprime loans to individuals. The Company confirms that it will update the disclosure set forth in the Prospectus to discuss any unique risks associated with such subprime loans to the extent it determines to originate such investments in the future.

6.	Comment: Please confirm to the Staff that the Company will update the underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its net asset value.

Response: The Company confirms that, in accordance with the Company’s valuation procedures, the valuation data for each loan it originates will be updated at least as often as the Company calculates its net asset value.

7.	Comment: Please confirm to the Staff that the expenses incurred by the Company from originating and servicing loans that it originates are included in the Fee Table included in the Prospectus.

Response: The Company confirms that the foregoing expenses are included in the Fee Table, to the extent such expenses are not paid for or reimbursed by the underlying borrower.

Mr. Edward Bartz

March 26, 2021

8.	Comment: Please clarify in the sections in the Prospectus discussing the return of capital that return of capital does not include income or capital gains.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Comment: In the sections in the Prospectus that refer to the Company's termination date as beginning four years following the Initial Closing, please update this language to specify that the termination date is March 9, 2024.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Comment: Please confirm to the Staff that the Company does not intend to issue preferred stock during the next year.

Response: The Company confirms that it does not presently intend to issue preferred stock during the twelve month period following effectiveness of the Registration Statement.

11.	Comment: Please include in the Registration Statement the undertaking required by Rule 484 of the Securities Act of 1933, as amended.

Response: The Company has revised Item 34 in the Registration Statement to include the required undertaking referenced above in response to the Staff’s comment.

12.	Comment: Please revise the language in the Control Share Acquisitions section of the Prospectus to reflect that the Boulder Total Return Fund no-action letter has been withdrawn.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

*      *      *

Mr. Edward Bartz

March 26, 2021

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:      Ivor Wolk, General Counsel / YieldStreet Prism Fund Inc.